5/30/14

[redacted]

SE 14040882 MISSION

SEC Mail Processing Section
MAY 30 2014
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36W 44th street, unit 803
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown PC
(Name – *if individual, state last, first, middle name*)

465 south street, ste 200 (Address) Morristown (City) NJ (State) 07960-6497 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/13/14

6/4/14

OATH OR AFFIRMATION

I, DAVID SOMEKH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELANA SECURITIES INC, as of 31 MARCH, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sworn before me this 29th day of May, 2014
appeared DAVID M. SOMEKH only

[signature]
Notary Public

LISA V. THOMAS
No. 01TH6077607
Notary Public, State of New York
Qualified in Kings County
My Commission Expires Sept. 20, 2014

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELARA SECURITIES, INC.

Financial Statements

(Confidential Per Rule 17A-5(e)(3))

March 31, 2014

With Independent Auditors' Report

Elara Securities Inc
Table of Contents
March 31, 2014

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Independent Auditors' Report

To the Shareholder
Elara Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Elara Securities, Inc. which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WS+B

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elara Securities, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on Pages 11-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Pages 11-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Pages 11-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Withum Smith & Brown, P.C.

Morristown, New Jersey
May 22, 2014

Elara Securities, Inc.
Statement of Financial Condition
Year Ended March 31, 2014

Assets

Cash and cash equivalents	$ 519,626
Restricted cash	30,110
Due from related parties	37,873
Furniture and equipment, net	15,323
Account Receivable	6,000
Deferred taxes	272,598
Prepaid expenses and other assets	29,844
	$ 911,374

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 57,236
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	1,431,327
Retained eamings (deficit)	(577,199)
Total stockholder's equity	854,138
	$ 911,374

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Operations
Year Ended March 31, 2014

Revenues	
Investment banking	$ 186,135
Fee Commissions	115,194
Interest income	32
Total income	301,361
Expenses	
Salary and benefits	310,621
Outside Consultants	36,350
Facilities rent	130,477
Professional fees	90,239
Trading	27,273
Depreciation	17,759
Loss on sale of Office Equipment	2,205
Other operating	90,899
	705,823
Loss before benefit from income taxes	(404,462)
Benefit from income taxes	121,383
Net loss	$ (283,079)

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, April 1, 2012	$ 10	$ 1,211,327	$ (294,120)	$ 917,217
Shareholder contributions	-	220,000	-	220,000
Net loss	-	-	(283,079)	(283,079)
Balance, March 31, 2013	$ 10	$ 1,431,327	$ (577,199)	$ 854,138

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2014

Cash flows from operating activities	
Net loss	$ (283,079)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	17,759
Loss on sale of Fixed Assets	2,205
Deferred taxes	(132,422)
Changes in assets and liabilities:	
Restricted cash	(11)
Due from related entities	(29,551)
Account Receivable	44,000
Prepaid expense and other assets	37,062
Accounts payable and accrued expenses	(11,300)
Net cash used by operating activities	(355,337)
Cash flows from Investing activities	
Purchase of Fixed Assets	(2,073)
Sale of Fixed Assets	6,201
Cash flows from financing activities	
Proceeds from capital contributions	220,000
Net decrease in cash and cash equivalents	(131,209)
Cash and cash equivalents	
Beginning of year	650,835
End of year	$ 519,626
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ 11,039

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. During the year ended March 31, 2014, the Company sustained a loss from continuing operations of $283,179 and net cash flows used in operations of $355,337.

Management believes that its projected cash flows, reduction of operating cost, and additional equity contributions will allow operations to continue through March 31, 2015. In addition, the Company's parent, Elara Capital, Inc. and its parent, Elara Capital, Plc, have represented their intent to fund operations and ensure compliance with the net capital provisions under the Securities Exchange Act of 1934. However, there can be no assurance that management will be successful with their plans.

Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Restricted Cash
Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate and earns interest at 0.05%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Fair Value of Assets and Liabilities
The Company assets, including cash and cash equivalents, restricted cash, due from related parties, accounts receivable, and prepaid expenses and other assets are carried at contracted values, which approximate fair value. Similarly, accounts payable and accrued expenses are carried at contracted values which, approximate fair value.

Revenue Recognition
Investment banking revenues include underwriting revenues, fees for merger and acquisition advisory services, and referral fees, which are accrued when services for the transactions are substantially completed. Transaction-related expenses, primarily legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related revenue. Fee commissions are recorded on a trade date basis, as required.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts based on collection history and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedules. As of March 31, 2014, all accounts receivable are deemed collectible and, therefore, no allowance is deemed necessary.

Income Taxes

The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. All of the previously filed U.S. federal and state tax returns of the Company and its Parent are subject to income tax examination. The Company has no uncertain tax positions at March 31, 2014, and there are no tax related penalties or interest for the period reported in these financial statements.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year. Income taxes are allocated between the members of the consolidated group based on their individual taxable income.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a wholly owned subsidiary of Elara Capital, Plc- a Corporation established under the laws of the United Kingdom. Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

During the year ended March 31, 2014, Elara Capital, Plc and one of its affiliates paid $115,194 to the Company for its share of fee commissions and investment banking transactions that were referred by the Company.

The Company has entered into an agreement with its Parent whereby the Parent committed to funding all overhead and operational expenses for the Company, as needed.

Additionally, certain costs were incurred by the Company on behalf of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2014 was $65,591. The Parent reimbursed the Company a total of $36,040 for such costs incurred in the current and prior year. The total amount due from the Parent was $37,873 at March 31, 2014 and is included in the amount due from related parties in the statement of financial condition.

The total amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2014:

Office equipment	$ 40,514
Furniture and fixtures	17,697
	58,213
Less: accumulated depreciation	(42,888)
Furniture and equipment - net	$ 15,323

Depreciation expense charged to operations amounted to $17,759 for the year ended March 31, 2014.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2014:

Current expense	$ 11,039
Deferred expense (benefit)	(132,422)
Provision (benefit) for income taxes	$ (121,383)

The Company's total deferred tax assets and liabilities at March 31, 2014 are as follows:

Deferred tax assets	$ 272,598
Valuation allowance	--
	272,598
Deferred tax liabilities	--
Net deferred income tax asset	$ 272,598

As of March 31, 2014, the Company had net operating loss carryforwards of approximately $810,000 which are expected to expire between June of 2030 and 2034. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2014.

5. Commitments

The company entered into a lease agreement for office space in New York and placed a deposit of $14,612 with Panna R. Realty LLC. The lease commenced on November 26, 2013 and is scheduled to expire on November 25, 2014. The deposit is included in other assets in the statement of financial condition.

Minimum future rentals to be paid on this lease as of March 31, 2014 are follows:

Year ended March 31, 2015	$ 30,793

Rent expense for the year ended March 31, 2014 was $130,477.

6. Concentration of Credit and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom and one of its affiliates in Mauritius. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

Additionally, for the year ended March 31, 2014, approximately 33% of the Company's revenue was derived from two customers.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2014, the Company had net capital and net capital requirements of $462,354 and $250,000, respectively. The Company's net capital ratio was 0.12 to 1.

8. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption pursuant to Rule 15c3-3(k)(2)(i).

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.

Elara Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended March 31, 2014

Computation of net capital	
Total shareholder's equity	$ 854,138
Less non-allowable assets:	
Petty cash	(36)
Restricted cash	(30,110)
Due from related parties	(37,873)
Furniture and equipment, net	(15,323)
Accounts Receivable	(6,000)
Deferred taxes	(272,598)
Prepaid expense and other assets	(29,844)
Net capital	$ 462,354
Computation of basic net capital requirements	
Minimum net capital required: 6-2/3% of $57,236	$ 3,816
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess Net capital	$ 212,354
Net capital less greater of 10% of aggregate indebtedness of $57,236 or 120% of minimum net capital requirement	$ 162,354
Computation of aggregate indebtedness:	
Total A.I. liabilities	$ 57,236
Percentage of aggregate indebtedness to net capital	.1238 to 1

See Independent Auditors' Report.

Elara Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
Year Ended March 31, 2014

Reconciliation with the Company's computation included in
Part II of Form X-17A-5 as of March 31, 2013

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	462,354
Net capital computation contained herein	$	462,354

No differences were noted between the Company's net capital as reported in the unaudited Focus report and the net capital reported herein.

See Independent Auditors' Report.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder
Elara Securities, Inc.

In planning and performing our audit of the financial statements of Elara Securities, Inc. (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding two paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report recognizes that is not practicable in an organization the size of Elara Securities, Inc. to achieve all of the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown PC

May 22, 2014
Somerville, New Jersey